June 20, 2005



Mr. G. Darcy Klug
Principal Financial Officer
Omni Energy Services Corp.
4500 NE Evangeline HWY
Carencro, Louisiana 70520


      Re:	Omni Energy Services Corp.
		Form 10-K and 10-K/A for Fiscal Year Ended December 31,
2004
		Filed April 1, 2005 and May 2, 2005
		Form 10-Q for Fiscal Year Ended March 31, 2005
		Filed May 19, 2005
      File No. 0-23383


Dear Mr. Klug:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Statement of Stockholders` Equity, page 39

1. We note that you converted a portion of your subordinated debt into 4,600 shares of preferred stock in 2002. Please disclose the terms of the conversion sufficiently to understand the reason there are no amounts credited to equity, in conjunction with the conversion.

Note 12 - Acquisitions, page 58

2. We note that you purchased Trussco, Inc. in June 2004, and filed the financial statements of that entity in a Form 8-K/A on September
14, 2004. However, the auditors have not been identified in the report that was included with your filing. Please amend your Form 8-
K/A to comply with the guidance in Rule 2-02(a)(2) of Regulation
S-X.

3. We note that you present pro forma information for three business acquisitions combined, occurring individually in 2002, 2003 and 2004, as if all of the entities were acquired on January 1, 2002. Under paragraph 55 of SFAS 141, pro forma information related to the results of operations of periods prior to a combination should be limited to the immediately preceding period. You indicate that your pro forma information reflects the Trussco acquisition for the two preceding periods.

Note 13 - Discontinued Operations, page 60

4. We note that you have accounted for business activity with AHI customers in Brazoria County, Texas as discontinued operations on the income statement. However, given your disclosure stating that you will "...move all operations to [your] main operating facility in Louisiana," as well as your disclosure clarifying that personnel and aircraft associated with the Brazoria operations will be retained and are being relocated, it is unclear how you determined that the criteria in paragraph 42 of SFAS 144 had been met. It seems you would continue to have cash flows associated with operating the aircraft that you have relocated, as well as from the personnel involved in those operations.





Controls and Procedures, page 67

5. Provide us with an update on your progress addressing and correcting the material weaknesses identified, impacting your internal controls over financial reporting. Please also identify the independent accounting experts that you are using in the interim, until you are able to replace your chief accounting officer. Describe the scope of activities and responsibilities assigned to your independent accounting experts, and explain how these compensate for your internal control weaknesses.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
??

??

??

??

Mr. G. Darcy Klug
Omni Energy Services Corp.
June 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05